KBREWS, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
KBrews, Inc.
New York, New York

We have reviewed the accompanying financial statements of KBrews, Inc., which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of KBrews, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
January 2, 2024

36 STEWART STREET • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

KBREWS, INC.
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021
(unaudited)

ASSETS

	2022	2021
CURRENT ASSETS		
Cash and cash equivalents	$ 225,656	$ 74,513
Accounts receivable, net	96,904	285,330
Inventory	641,714	170,179
Prepaid expenses and other current assets	-	4,690
TOTAL CURRENT ASSETS	964,274	534,712
PROPERTY AND EQUIPMENT		
Property and equipment, net	-	-
OTHER ASSETS		
Intangible assets	124,552	82,652
TOTAL ASSETS	$ 1,088,826	$ 617,364

LIABILITIES AND SHAREHOLDERS' EQUITY

	2022	2021
CURRENT LIABILITIES		
Accounts payable	$ 6,833	$ 2,459
Credit cards payable	18,344	35,592
Notes payable - current portion	68,073	-
TOTAL CURRENT LIABILITIES	93,250	38,051
LONG-TERM LIABILITIES		
Notes payable	11,839	11,880
TOTAL LONG-TERM LIABILITIES	11,839	11,880
TOTAL LIABILITIES	105,089	49,931
SHAREHOLDERS' EQUITY		
Preferred stock, see note 6	10	10
Common stock - Class A, see note 6	13	13
Common stock - Class B, see note 6	3	3
Additional paid-in capital	1,382,925	1,389,135
SAFE obligations	2,118,451	700,000
Accumulated deficit	(2,517,665)	(1,521,728)
TOTAL SHAREHOLDERS' EQUITY	983,737	567,433
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,088,826	$ 617,364

See independent accountant's review report and accompanying notes to financial statements.

KBREWS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2022 AND 2021
(unaudited)

	2022	2021
REVENUES	$ 1,388,776	$ 1,312,735
COST OF GOODS SOLD	883,357	927,216
GROSS PROFIT	505,419	385,519
OPERATING EXPENSES		
Advertising and marketing	187,639	415,963
Amortization expense	11,363	4,350
General and administrative	46,241	39,532
Insurance expense	23,259	14,092
Logistics expense	307,790	207,833
Professional fees	6,866	49,108
Research and development	3,797	17,400
Salaries and wages	572,291	382,199
Selling expenses	174,999	102,203
Travel expenses	89,637	53,568
TOTAL OPERATING EXPENSES	1,423,882	1,286,248
NET OPERATING LOSS	(918,463)	(900,729)
OTHER INCOME/(EXPENSES)		
Grant income	42,135	-
PPP loan forgiveness	-	30,100
Miscellaneous income	4,025	3,055
Product obsolescence	(97,946)	-
Interest expense	(4,302)	(415)
Royalty tax	(12,696)	-
Crowdfunding fees	(8,359)	-
Foreign currency translation	(331)	-
TOTAL OTHER INCOME/(EXPENSES)	(77,474)	32,740
NET LOSS	$ (995,937)	$ (867,989)

See independent accountant's review report and accompanying notes to financial statements.

KBREWS, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2022 AND 2021
(unaudited)

	Preferred Stock		Common Stock - Class A		Common Stock - Class B		Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
BEGINNING BALANCE, JANUARY 1, 2021	-	$ -	1,323,359	$ 13	246,659	$ 2	52,008	700,000	$ (653,739)	$ 98,284
Vesting of stock options	-	-	-	-	-	-	4,075	-	-	$ 4,075
Exercise of stock options	-	-	-	-	9,855	-	3,055	-	-	$ 3,055
Issuance of stock	991,972	10	-	-	6,364	1	1,329,997	-	-	$ 1,330,008
Net loss	-	-	-	-	-	-	-	-	(867,989)	$ (867,989)
ENDING BALANCE, DECEMBER 31, 2021	991,972	$ 10	1,323,359	$ 13	262,878	$ 3	$ 1,389,135	$ 700,000	$ (1,521,728)	$ 567,433
Issuance of SAFE obligations	-	-	-	-	-	-	-	1,418,451	-	$ 1,418,451
Vesting of stock options	-	-	-	-	-	-	1,286	-	-	$ 1,286
Repurchase and cancellation of stock	-	-	-	-	(3,748)	-	(7,496)	-	-	$ (7,496)
Net loss	-	-	-	-	-	-	-	-	(995,937)	$ (995,937)
ENDING BALANCE, DECEMBER 31, 2022	**991,972**	**$ 10**	**1,323,359**	**$ 13**	**259,130**	**$ 3**	**$ 1,382,925**	**$ 2,118,451**	**$ (2,517,665)**	**$ 983,737**

See independent accountant's review report and accompanying notes to financial statements.

KBREWS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2022 AND 2021
(unaudited)

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (995,937)	$ (867,989)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization expense	11,363	4,350
Forgiveness of PPP loan	-	(30,100)
Stock compensation expense	1,286	4,075
(Increase) decrease in assets:		
Accounts receivable	188,426	(208,481)
Inventory	(471,535)	(118,497)
Prepaid expenses and other current assets	4,690	(4,690)
Increase (decrease) in liabilities:		
Accounts payable	4,374	(9,276)
Credit cards payable	(17,248)	23,475
CASH USED FOR OPERATING ACTIVITIES	(1,274,581)	(1,207,133)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(53,263)	(87,002)
CASH USED FOR INVESTING ACTIVITIES	(53,263)	(87,002)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance/(Repurchase) of stock	(7,496)	1,333,063
Issuance/(Repayment) of note payable, net	68,032	(1,154)
Issuance of SAFE obligations	1,418,451	-
CASH PROVIDED BY FINANCING ACTIVITIES	1,478,987	1,331,909
NET INCREASE IN CASH	151,143	37,774
CASH AT BEGINNING OF YEAR	74,513	36,739
CASH AT END OF YEAR	$ 225,656	$ 74,513
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 3,940	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

   The Company
   KBrews, Inc. (the "Company") was originally organized as KBrews, LLC on June 8, 2021 and filed their articles of conversion to form KBrews, Inc. in the State of Delaware on August 28, 2020. The Company's mission is to globalize Korean alcohol in an accessible and inclusive way. The Company manufactures and distributes America's First Craft Makgeolli, Unfiltered Rice Beer.

   Going Concern
   Since Inception, the Company has relied on funds from stock sales and SAFE obligation issuances to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) requires the use of management's estimates. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022 and 2021, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   Accounts Receivable
   The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

   The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables,

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable (continued)
historical experience and knowledge of specific customers. As of December 31, 2022 and 2021, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2022 and 2021, the balance of inventory related to inventory is as follows:

	2022	2021
Finished Goods	$ 641,714	$ 146,265
Raw Materials	-	23,914
Total	$ 641,714	$ 170,179

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

The Company amortizes the cost of their intangible assets over their estimated useful life on a straight-line basis. Amortization expense amounted to $11,363 and $4,350 for the years ended December 31, 2022, and 2021, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in th Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling alcoholic beverages. The Company's payments are generally collected upfront. For years ending December 31, 2022, and 2021 the Company recognized $1,388,776 and $1,312,735 in revenue, respectively.

Research and Development
In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2022, and 2021, the Company expensed a total of $3,797 and $17,400, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2022, and 2021 was $1,286 and $4,075, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   **Summary of Significant Accounting Policies (continued)**

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is still evaluating the effects of ASU 2020-06 on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2022, and 2021:

Property and equipment at cost:	2022	2021
Office Equipment	$ 3,522	$ 3,522
	3,522	3,522
Less: Accumulated Depreciation	(3,522)	(3,522)
Total	$ -	$ -

4.   **Notes Payable**

Debt consisted of the following at December 31, 2022, and 2021:

	2022	2021
Contract note payable; interest at 11.75% per annum, maturing in August 2023, every other week payment of $4,540, collateralized by Company assets.	$ 67,780	$ -
Contract note payable; interest at 3.75% per annum, maturing in May 2050, monthly payment of $62, collateralized by Company assets.	12,132	11,880
	79,912	11,880
Less: Current portion of notes payable	68,073	-
Long term portion of notes payable	11,839	11,880

Maturity of the notes payable is as follows:

December 31, 2023	$ 68,073
December 31, 2024	302
December 31, 2025	315
December 31, 2026	327
December 31, 2027	372
Thereafter	10,523
	$ 79,912

5.   **SBA PPP Loan**

In 2020, the Company received loan proceeds of $30,100 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven,

5.   **SBA PPP Loan (continued)**

together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2021, the Company received notice that the full amount of their PPP loan was forgiven by the SBA.

6.   **Equity**

Preferred Stock
Under the Company's amended articles of incorporation, the total number of preferred shares of stock that the Corporation has authority to issue is 991,972 shares at $0.00001 par value per share. As of December 31, 2022, and 2021, 991,972 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the Company's amended articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 4,000,000 shares (3,500,000 of Class A and 500,000 of Class B), at $0.00001 par value per share. As of December 31, 2022, and 2021, 1,323,359 shares of Class A stock have been issued and are outstanding. As of December 31, 2022, and 2021, 259,130 and 262,878, respectively, shares of Class B stock have been issued and are outstanding.

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 422,426 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2022, 62,695 shares have been issued under the Plan. Of these shares, 9,855 have been exercised and 33,675 have been cancelled.

SAFE Obligations
Since inception, the Company issued several Simple Agreements for Future Equity ("SAFEs") for a total of $2,118,451 and $700,000, as of December 31, 2022, and 2021, respectively. The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

During 2022 and 2021, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

See independent accountant's review report.

6.   **Equity (continued)**

SAFE Obligations (continued)
The SAFEs had valuation caps of $18,000,000 and discount rates of 90%.

A total of $111,451 of the SAFEs issued in 2022 are related to a raise with Wefunder, in which the Company raised a total of $124,000 during 2022 and 2023. The official SAFE agreement was not issued until the close of the raise, which occurred in 2023. However, the Company did receive a majority of the funds in 2022 and elected to account for the money received in 2022 during 2022.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022, and 2021 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2022, and 2021.

7.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company was incorporated on June 8, 2021, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   **Subsequent Events**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $300,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $300,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal, LLC and its wholly owned subsidiaries (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 7.5% commission fee.

The Company has non-binding commitments of $114,901 as of January 2, 2024.

Line of Credit
During 2023, the Company entered into a line of credit for up to $200,000. The line carries an 18.86% interest rate and all draws on the line are due within 90-days. As of December 31, 2023, the Company had a balance of $55,917 outstanding on the line of credit.

Managements Evaluation
The Company has evaluated subsequent events through January 2, 2024, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.

See independent accountant's review report.